================================================================================

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                    FORM 6-K

       REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                             Date: November 22, 2006

                        Commission File Number: 001-32305

                                    CORPBANCA
                 -----------------------------------------------
                 (Translation of registrant's name into English)

                         Huerfanos 1072, Santiago, Chile
                     ---------------------------------------
                     (Address of principal executive office)

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                    Form 20-F [X]                 Form 40-F [ ]

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                    Yes [ ]                       No [X]

     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________.

================================================================================

     On November 13, 2006, CORPBANCA announced its financial results for the third quarter of 2006. A copy of the press release is attached hereto as Exhibit 99.1.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:  November 20, 2006                          CORPBANCA


                                                  By:  /s/ Enrique Perez
                                                      --------------------------
                                                  Name:  Enrique Perez
                                                  Title: Chief Financial Officer

                                  EXHIBIT INDEX

Exhibit   Description
-------   ----------------------------------------------------------------
99.1 CORPBANCA press release, dated November 13, 2006, announcing its financial results for the third quarter of 2006.

                                                                    EXHIBIT 99.1


                                                    [GRAPHIC OMITTED] CORP BANCA

                     CORP BANCA: THIRD QUARTER 2006 RESULTS

Santiago, Chile, November 13, 2006 - CORP BANCA (NYSE: BCA), a Chilean financial institution offering a wide variety of corporate and retail financial products and services, today announced its financial results for the third quarter of 2006. This report is based on unaudited consolidated financial statements prepared in accordance with Chilean generally accepted accounting principles. Figures are expressed in Chilean pesos as of September 30, 2006 and percentages are expressed in real terms. Solely for the convenience of the reader, U.S. dollar amounts in this report have been translated from Chilean pesos at the rate of Ch$538.22 per U.S. dollar, the Central Bank of Chile's observed exchange rate as of September 30, 2006.

          CONSOLIDATED RESULTS FOR CORP BANCA FOR THE NINE MONTH PERIOD
                              ENDED SEPTEMBER 2006

o    ANALYSIS OF RESULTS

CORP BANCA recorded net income of Ch$29,338 million for the nine-month period which ended on September 30, 2006. This represents a 29.0% decrease compared to the same period in 2005. The decrease was mainly due to a Ch$13,877 million decline in gross margin and a Ch$2,799 million increase in operating expenses, both of which were partially offset by a Ch$1,569 million decrease in provisions for loan losses.

The following table shows comparative information relating to the composition of our consolidated net income for the nine-month period ended on September 30, 2006 as compared to the same period in 2005, in millions of Chilean pesos (except percentages):

                                                                                                   PERCENTAGE
                                          NINE MONTHS        NINE MONTHS          CHANGE             CHANGE
                                             ENDED              ENDED             BETWEEN            BETWEEN
                                         SEPTEMBER 30,      SEPTEMBER 30,      2005 AND 2006      2005 AND 2006
                                             2005               2006              PERIODS            PERIODS
-------------------------------------   ---------------    ---------------    ---------------    ---------------
Gross margin                                    114,848            100,971            (13,877)             (12.1%)
Operating expenses                              (45,091)           (47,890)            (2,799)               6.2%
Provisions for loan losses                      (11,513)            (9,944)             1,569              (13.6%)
Income attributable to investments in
 other companies                                    164                479                315              192.9%
Other non-operating expenses                       (845)              (482)               363              (42.9%)
Net loss from price-level restatement            (7,179)            (8,243)            (1,064)              14.8%
Net income before taxes                          50,384             34,890            (15,494)             (30.8%)
Income tax provisions                            (9,045)            (5,552)             3,493              (38.6%)
Net income                                       41,339             29,338            (12,001)             (29.00%)

Gross Margin. The following table shows comparative information relating to the composition of CORP BANCA's gross margin for the nine-month period ended September 30, 2006 as compared to the same period in 2005 in millions of Chilean pesos (except percentages):

                                                                                                   PERCENTAGE
                                          NINE MONTHS        NINE MONTHS          CHANGE             CHANGE
                                             ENDED              ENDED             BETWEEN            BETWEEN
                                         SEPTEMBER 30,      SEPTEMBER 30,      2005 AND 2006      2005 AND 2006
                                             2005               2006              PERIODS            PERIODS
-------------------------------------   ---------------    ---------------    ---------------    ---------------
Net interest revenue                             87,377             83,663             (3,713)              (4.2%)
Fees and income from services, net               16,319             20,245              3,926               24.1%
Gains from trading activities, net               14,086              4,213             (9,873)             (70.1%)
Foreign exchange transactions, net                  580              1,381                802              138.2%
Other operating income, net                      (3,514)            (8,532)            (5,018)             142.8%
Gross margin                                    114,848            100,971            (13,877)             (12.1%)

Net interest revenue, as adjusted (*)            85,195             82,575             (2,620)              (3.1%)
Foreign Exchange rate earnings, as
 adjusted (*)                                     2,762              2,470               (292)             (10.6%)

(*) Includes exchange rate earnings derived from forward contracts held by Corp Banca for hedging purposes

www.corpbanca.cl                 Huerfanos 1072, Santiago, Chile               1
                                     Phone: 56 (2) 687 8000

                                                    [GRAPHIC OMITTED] CORP BANCA

Our gross margin decreased by Ch$13,877 million, or 12.1%, in the nine-month period ended September 30, 2006 as compared to the same period in 2005. This decrease mainly reflects the Ch$9,873 million, or 70.1%, decrease in gains from net trading activities.

In prior periods, net gains from trading activities, which reflect the results of trading in our investment portfolio, have provided us with an important source of revenues. However, toward the end of 2005 and in early 2006, we experienced losses in the value of our investment portfolio due to increases in prevailing interest rates in Chile and the concurrent decline in value of the debt securities, especially Chilean government bonds, in our portfolio. Accordingly, we liquidated positions in our investment portfolio, thereby reducing our exposure to potential losses in connection with fluctuations in prevailing interest rates.

Our net interest revenue also decreased in the nine-month period ended on September 30, 2006 as compared to the same period in 2005. This decrease of Ch$3,713 million was due to the decrease in our trading securities portfolio mentioned above because we no longer received interest revenues to the extent that such portfolio's assets were liquidated assets. Another important factor that help explain the decrease in our net interest revenue is the above-mentioned increase in prevailing domestic interest rates toward the end of 2005. Since we re-price our interest-bearing liabilities more frequently than our interest-earning assets, these obligations became more expensive when renegotiated. We estimate the impact of the lower investment portfolio on our net interest revenue to be approximately Ch$11,911 million through the third quarter of 2006 (when comparing revenues of 2006 to 2005).

Other net operating income decreased by Ch$5,018 million, or by 142.8%, in the nine-month period ended September 30, 2006 when compared to the same period in 2005. The decrease is largely due to an increase in sales force expenses relating to the growth in our consumer loan, credit card and residential mortgage loan portfolios (Ch$61,460 in consumer loans and Ch$82,112 in mortgage loans), and the fact that during 2005 CORP BANCA received substantial cash flow in connection with the liquidation of an asset received in lieu of payment, representing approximately Ch$2,000 million in non-recurring income.

On the other hand, fees and income from services increased by Ch$3,926 million, or 24.1%, in the nine-month period ended September 30,2006 as compared to same period in 2005. This increase is a consequence of our efforts to increase fees in line with what we believe to be the market standard and to improve our fee collection processes, in each case mainly with respect to products oriented to retail banking customers (such as checking accounts and credit cards). We believe that the acceptance by our customers of these changes evidences a high level of customer loyalty relating to CORP BANCA's products and services. Another issue that explains this increase is the significant increase in Corp Banca's client basis.

Operating Expenses. The following table shows comparative information relating to the composition of CORP BANCA's operating expenses for the first three quarters of 2005 and 2006, in millions of Chilean pesos (except percentages):

                                                                                                   PERCENTAGE
                                          NINE MONTHS        NINE MONTHS          CHANGE             CHANGE
                                             ENDED              ENDED             BETWEEN            BETWEEN
                                         SEPTEMBER 30,      SEPTEMBER 30,      2005 AND 2006      2005 AND 2006
                                             2005               2006              PERIODS            PERIODS
-------------------------------------   ---------------    ---------------    ---------------    ---------------
Personnel salaries and expenses                 (28,152)           (30,011)            (1,859)               6.6%
Administrative and other expenses               (12,987)           (13,942)              (955)               7.4%
Depreciation and amortization costs              (3,952)            (3,938)                14               -0.4%
Total operating expenses                        (45,091)           (47,890)            (2,799)               6.2%

Our operating expenses increased by Ch$2,799 million, or 6.2%, in the nine-month period ended September 30, 2006 compared to same period in 2005. This increase was attributable to higher personnel salaries and expenses, which rose by Ch$1,859 million, or 6.6%, from Ch$28,152

www.corpbanca.cl                 Huerfanos 1072, Santiago, Chile               2
                                     Phone: 56 (2) 687 8000

                                                    [GRAPHIC OMITTED] CORP BANCA

million as of September 30, 2005 to Ch$30,011 million in the same period in 2006, reflecting our hiring of additional personnel to handle increased business activity in both commercial and operational activities. In addition, administrative and other expenses increased by Ch$955 million, or 7.4%, in the same period due primarily to increased expenditures on marketing campaigns and the leasing of additional branches. The increase in operating expenses had a negative impact on the efficiency ratio of the bank, which reached 47.4% as of September 30, 2006 (49.3% as of June 30, 2006), as compared to 39.3% as of September 30, 2005.

Price-level Restatement. During the nine-month period ended September 30, 2006, we recorded net expenses from price-level restatement of Ch$8,243 million, representing an increase of Ch$1,064 million, or 14.8%, as compared to net expenses from price-level restatement of Ch$7,179 million in the same period in 2005. This increase reflects the higher inflation rate in Chile in the 2006 period as compared to the 2005 period and our higher capital base for the current year.

Other Indicators. CORP BANCA's annualized return on equity slid from 14.8% as of September 30, 2005 to 9.9% in the same period in 2006 (9.2% for the second quarter of 2006) due to the negative impact of the liquidation of the majority of our investment portfolio and the increase in our equity base resulting from the capitalization of 50.0% of our 2005 net income. On a pre-tax basis, our return on equity in the nine-month period ended September 30, 2006 would have been 11.8% (11.0% for the six-month period ended June 30, 2006).

Meanwhile, our net interest margin (net interest revenue over interest-earning assets) remained flat, at 3.5% (3.3% as of the end of 2006 second quarter).

o    BUSINESS ACTIVITY

Loan Portfolio. Our total loan portfolio (net of interbank loans) amounted to Ch$3,122,764 million as of September 30, 2006, representing 8.8% growth in real terms during the twelve-month period then ended, which was lower than the 14.5% growth recorded by the Chilean banking sector for the same period. In addition, our loan portfolio market share in Chile decreased from 6.6% as of September 30, 2005 to 6.3% as of September 30, 2006. On the other hand, this decrease also reflects the results of our strategy of targeting loans to small- and medium-sized businesses. While loans in this sector tend to be for lower amounts than loans to larger corporations, they generate more favorable financial margins for us.

According to the Chilean Superintendency of Banks, as of the third quarter of 2006 CORP BANCA posted twelve-month growth of 25.1% in loans to individuals, while the industry average was 17.3%.

www.corpbanca.cl                 Huerfanos 1072, Santiago, Chile               3
                                     Phone: 56 (2) 687 8000

                                                    [GRAPHIC OMITTED] CORP BANCA

The following table sets forth certain information with respect to CORP BANCA's loan portfolio, by loan type, as of the dates indicated, in millions of Chilean pesos (except percentages):

                                                                                                   PERCENTAGE
                                                                                  CHANGE             CHANGE
                                             AS OF              AS OF             BETWEEN            BETWEEN
                                         SEPTEMBER 30,      SEPTEMBER 30,      2005 AND 2006      2005 AND 2006
                                             2005               2006              PERIODS            PERIODS
-------------------------------------   ---------------    ---------------    ---------------    ---------------
Commercial*                                   1,345,228          1,417,020             71,792                5.3%
Consumer*                                       346,481            408,121             61,640               17.8%
Foreign trade                                   247,566            250,726              3,160                1.3%
Housing mortgages                               104,493            151,650             47,157               45.1%
Commercial mortgages                            204,899            189,460            (15,439)              (7.5%)
Other commercial mortgages                        1,101              1,670                569               51.6%
Other housing mortgages                         119,566            154,521             34,955               29.2%
Leasing contracts                               205,682            218,837             13,156                6.4%
Factored receivables                             51,922             60,124              8,202               15.8%
Contingent                                      221,462            248,286             26,824               12.1%
Past due loans                                   22,385             22,270               (115)              (0.5%)
Other outstanding loans                             260                 78               (182)             (70.0%)
Total loans (excluding interbank
 loans)                                       2,871,046          3,122,764            251,718                8.8%

(*)  Includes overdrafts

The loan types that demonstrated the highest growth in relative terms were residential mortgage loans (comprised of the Housing mortgages and Other housing mortgages lines in the above table) with a 36.6% increase as of September 30, 2006, as compared to September 30, 2005, factoring loans with a 15.8% increase and consumer loans with a 17.8% increase during the same period. The 36.6% increase in residential mortgages loans easily outpaced the 14.7% growth reported for this loan type in the Chilean banking sector for the same period. This growth allowed us to increase our residential mortgage loan market share in Chile from 2.5% as of September 30, 2005 to 3.0% as of September 30, 2006.

Other Indicators. For the nine-month period ended September 30, 2006, we had a risk index (allowances for loan losses over total loans) of 1.4%, which compares favorably to our 1.6% risk index for the same period in 2005 and is in line with the 1.5% risk index for the Chilean banking sector for the same period of current year. The improvement in the risk index was due mainly to changes in the composition of our loan portfolio, including the decrease in past due loans (when measured over total loans), since they went from 0.8% to 0.7% as of September 2006. Reported past due loans over total loans (net of interbank loans) for the Chilean banking sector were 0.8% as of September 30, 2006.

Our coverage ratio, measured as allowances for loan losses over past due loans, decreased from 205.7% as of September 30, 2005 to 199.6% as of September 30, 2006. The Chilean banking sector recorded a coverage ratio of 192.5% as of September 30, 2006. Notwithstanding the decrease in our coverage ratio, we believe that this ratio indicates a healthy amount of coverage against potential losses for past due loans.

www.corpbanca.cl                 Huerfanos 1072, Santiago, Chile               4
                                     Phone: 56 (2) 687 8000

                                                    [GRAPHIC OMITTED] CORP BANCA

o    FINANCING

The following table sets forth certain information with respect to CORP BANCA's sources of financing as of the dates indicated, in millions of Chilean pesos (except percentages):

                                                                                                   PERCENTAGE
                                                                                  CHANGE             CHANGE
                                             AS OF              AS OF             BETWEEN            BETWEEN
                                         SEPTEMBER 30,      SEPTEMBER 30,      2005 AND 2006      2005 AND 2006
                                             2005               2006              PERIODS            PERIODS
-------------------------------------   ---------------    ---------------    ---------------    ---------------
Saving accounts and time deposits             1,759,090          1,566,133           (192,957)             (11.0%)
Current (checking) accounts                     150,626            159,588              8,962                5.9%
Banker's drafts and other sight
 deposits                                        99,243             87,835            (11,408)             (11.5%)
Mortgage bonds                                  315,768            332,696             16,928                5.4%
Domestic borrowings                             107,294            132,391             25,096               23.4%
Foreign borrowings                              243,502            177,344            (66,158)             (27.2%)
Funds in process of settlement                   74,326             20,774            (53,552)             (72.0%)
Current (checking) accounts + other
 sight deposits (*)                             175,543            226,649             51,106               29.1%

(*)  Net from funds in process of settlement

Our domestic and other borrowings (saving accounts and time deposits, current (checking) accounts, banker's drafts and other sight deposits, mortgage bonds and domestic borrowings) decreased by Ch$153,378 million, or 6.3%, as of September 30, 2006 as compared to same period previous year. The main reason for this decrease is that our financing needs have decreased as we have generated cash by gradually liquidating our investment securities position. This decrease was primarily due to a decrease of Ch$192,957 million, or 11.0%, in saving accounts and time deposits. Our foreign borrowings decreased by Ch$66,158 million, or 27.2%, reflecting the appreciation of the Chilean peso against the U.S. dollar. Although these decreases have reduced the amount of available cash, the liquidation of the majority of investments in our treasury portfolio, described above, provided us with cash to finance a significant part of our growth and to service our liabilities.

o    SHAREHOLDERS' EQUITY

The capitalization of 50.0% of our 2005 net income at the beginning of 2006, in the amount of Ch$26,316 million, enhanced our ability to grow our loan portfolio and to maintain favorable solvency ratios.

With capital and reserves of Ch$395,453 million as of September 30, 2006, we ranked as the fourth largest private bank in Chile and had an equity market share in Chile of 8.2% as of that date according to figures published by the Chilean Superintendency of Banks.

Our Basle Index at the end of the third quarter of 2006 was 14.3% compared to 13.9% as of September 30, 2005.

www.corpbanca.cl                 Huerfanos 1072, Santiago, Chile               5
                                     Phone: 56 (2) 687 8000

                                                    [GRAPHIC OMITTED] CORP BANCA

                     SEPTEMBER 2006 RESULTS CONFERENCE CALL

You are invited to participate in Corp Banca's conference call on Monday, November 13, 2006, at 16:15 New York time (18:15 Santiago time). Mario Chamorro Carrizo, Corp Banca's Chief Executive Officer, will host the call. We suggest that participants call at least 10 minutes prior to the start time. To access the call, please dial as set forth below:

     o    U.S. participants, please dial 1866 819 7111;
     o    U.K. participants, please dial 0800 953 0329; and
     o    Participants outside the U.S. and the U.K., please dial +44 1452 542
          301.

In the event of a problem with the above numbers, participants should dial one of the following numbers and reference "Corp Banca":

     o    U.S. participants: 1866 869 2352;
     o    U.K. participants: 0800 694 1449; and
     o    Participants outside the U.S. and the U.K.: +44 1452 560 304.

For your convenience, a 24-hour instant replay facility will be available, following the completion of the conference call, until Thursday November 16, 2006. To listen to the replay, please call:

     o    U.S. participants: 1866 247 4222; Access Code: 2339939#;
     o    U.K. participants: 0800 953 1533; Access Code: 2339939#; and
     o    Participants outside the U.S. and the U.K.: +44 1452 550 000; Access
          Code: 2339939#.

SLIDES AND AUDIO WEB CAST:

There will also be a live web cast of the conference call with PowerPoint slides through the Internet accessible through the website of Capital Link at www.capitallink.com. Please click on the button "Corp Banca Third Quarter 2006 Results Web cast". Participants to the live web cast should register on the website approximately 10 minutes prior to the start of the web cast.

The web cast, together with this press release, will be archived and accessible through Corp Banca's website, www.corpbanca.cl, in the "Investor Relations - Financial Information".

www.corpbanca.cl                 Huerfanos 1072, Santiago, Chile               6
                                     Phone: 56 (2) 687 8000

                                                    [GRAPHIC OMITTED] CORP BANCA

                  CONSOLIDATED STATEMENTS OF INCOME (unaudited)
  (In millions of Chilean pesos as of September 30, 2006 (except percentages))

                                          NINE MONTHS        NINE MONTHS
                                             ENDED              ENDED                       CHANGE
                                         SEPTEMBER 30,      SEPTEMBER 30,     ----------------------------------
                                             2005               2006           CH$ MILLIONS             %
-------------------------------------   ---------------    ---------------    ---------------    ---------------
OPERATING INCOME
Net interest revenue                           87,376.7           83,663.3           (3,713.4)              (4.2%)
Gains from trading activities                  14,086.2            4,212.9           (9,873.3)             (70.1%)
Fees and income from services, net             16,318.5           20,244.7            3,926.2               24.1%
Foreign exchange transactions, net                579.9            1,381.4              801.5              138.2%
Other operating income (loss), net             (3,513.8)          (8,531.7)          (5,017.9)             142.8%
Gross margin                                  114,847.5          100,970.6          (13,876.9)             (12.1%)
Personnel salaries and expenses               (28,151.7)         (30,010.6)          (1,858.9)               6.6%
Administrative and other expenses             (12,987.0)         (13,941.8)            (954.8)               7.4%
Depreciation and amortization                  (3,952.0)          (3,937.7)              14.3               (0.4%)
Total operating expenses                      (45,090.7)         (47,890.1)          (2,799.4)               6.2%
Net operating income                           69,756.8           53,080.5          (16,676.3)             (23.9%)
Provisions for loan losses (*)                (11,512.7)          (9,944.2)           1,568.5              (13.6%)
Operating income                               58,244.1           43,136.3          (15,107.8)             (25.9%)

OTHER INCOME AND EXPENSES
Non-operating income                            2,305.9            1,561.6             (744.3)             (32.3%)
Non-operating expenses                         (3,150.9)          (2,043.8)           1,107.1              (35.1%)
Income attributable to investments in
 other companies                                  163.5              478.9              315.4              192.9%
Price level restatement                        (7,179.0)          (8,243.1)          (1,064.1)              14.8%
Total other income and expenses                (7,860.5)          (8,246.4)            (385.9)               4.9%
Income before income taxes                     50,383.6           34,889.9          (15,493.7)             (30.8%)
Income taxes                                   (9,044.8)          (5,552.2)           3,492.6              (38.6%)
Income after income taxes                      41,338.8           29,337.7          (12,001.1)             (29.0%)
Minority interest
Net income                                     41,338.8           29,337.7          (12,001.1)             (29.0%)

(*) Under law regulations effective since January 1, 2004 provisions for loan losses are stated net of recoveries of previously charged off loans

www.corpbanca.cl                 Huerfanos 1072, Santiago, Chile               7
                                     Phone: 56 (2) 687 8000

                                                    [GRAPHIC OMITTED] CORP BANCA

                                                                  AS OF SEPTEMBER 30,    AS OF SEPTEMBER 30,
                                                                   2005 OR FOR THE         2005 OR FOR THE
                                                                   NINE MONTHS THEN        NINE MONTHS THEN
SELECTED PERFORMANCE RATIOS                                              ENDED                   ENDED
--------------------------------------------------------------    -------------------    -------------------
SOLVENCY INDICATORS
Basle index                                                                      13.9%                  14.3%
Shareholders' equity /Total assets                                               11.3%                  12.0%
Shareholders' equity /Total liabilities                                          12.8%                  13.7%

CREDIT QUALITY RATIOS
Risk index (1)                                                                    1.6%                   1.4%
Past due loans / Total loans                                                      0.8%                   0.7%
Allowances / Total loans                                                          1.6%                   1.4%
Allowances / Past due loans                                                     205.7%                 199.6%
Provisions for loan losses / Total loans                                          0.5%                   0.4%
Provisions for loan losses / Gross margin                                        10.0%                   9.8%
Provisions for loan losses / Net income                                          27.8%                  33.9%

Profitability ratios
Net interest revenue / Interest-earning assets (2)                                3.5%                   3.5%
Net interest revenue, as adjusted (3) / Interest-earning asset                    3.4%                   3.4%
Gross margin/ Total assets                                                        4.2%                   3.8%
Gross margin/ Interest-earning assets (2)                                         4.5%                   4.2%
Provisions and charge-off expenses/ Total assets                                  0.4%                   0.4%
ROA (before taxes), over total assets                                             1.8%                   1.3%
ROA (before taxes), over interest-earning assets (2)                              2.0%                   1.4%
ROE (before taxes)                                                               18.0%                  11.8%
ROA, over total assets                                                            1.5%                   1.1%
ROA, over interest-earning assets (2)                                             1.6%                   1.2%
ROE                                                                              14.8%                   9.9%
Earnings from subsidiaries / Investment in subsidiaries                          13.2%                  37.3%

EFFICIENCY RATIOS
Operating expenses / Total assets                                                 1.6%                   1.8%
Operating expenses/ Total loans                                                   2.1%                   2.0%
Operating expenses / Gross margin                                                39.3%                  47.4%

EARNINGS
Earnings per share before taxes (Chilean pesos per share)                        0.30                   0.21
Earnings per ADR before taxes (U.S. dollars per ADR)                             2.75                   1.90
Earnings per share (Chilean pesos per share)                                     0.24                   0.17
Earnings per ADR (U.S. dollars per ADR)                                          2.26                   1.60

(1)  New risk index considers total loan loss alloawances
(2)  Interest-earning assets : Total loans and financial investments
(3)  Includes exchange rate earnings from the forward contracts

www.corpbanca.cl                 Huerfanos 1072, Santiago, Chile               8
                                     Phone: 56 (2) 687 8000

                                                    [GRAPHIC OMITTED] CORP BANCA

                     CONSOLIDATED BALANCE SHEETS (unaudited)
     (In millions of Chilean pesos as of June 30, 2006, except percentages)

                                          NINE MONTHS        NINE MONTHS
                                             ENDED              ENDED                       CHANGE
                                         SEPTEMBER 30,      SEPTEMBER 30,     ----------------------------------
                                             2005               2006           CH$ MILLIONS             %
-------------------------------------   ---------------    ---------------    ---------------    ---------------
ASSETS
Cash and due from banks                       125,585.3           85,613.5          (39,971.8)             (31.8%)
Total Loans                                 2,871,045.6        3,122,763.7          251,718.1                8.8%
Provisions                                    (46,052.3)         (44,444.7)           1,607.6               (3.5%)
Loans, net                                  2,824,993.3        3,078,319.0          253,325.7                9.0%
Loans to financial institutions                31,145.7           36,009.8            4,864.1               15.6%
Securities trading                             20,743.8           23,818.5            3,074.7               14.8%
Investments                                   496,715.5          109,748.7         (386,966.8)             (77.9%)
Financial derivative contracts                  7,599.6            4,502.6           (3,097.0)             (40.8%)
Other assets                                  114,796.0          163,088.5           48,292.5               42.1%
Fixed assets                                   34,886.9           34,475.1             (411.8)              (1.2%)
Total assets                                3,656,466.1        3,535,575.7         (120,890.4)              (3.3%)

LIABILITIES
Current (checking) accounts                   150,626.2          159,588.1            8,961.9                5.9%
Saving accounts and time deposits           2,480,693.8        2,295,490.2         (185,203.6)              (7.5%)
Subordinated bonds                            198,043.5          232,509.6           34,466.1               17.4%
Borrowings from domestic financial            107,294.3          132,390.5           25,096.2               23.4%
institutions
Foreign borrowings                            243,501.7          177,343.7          (66,158.0)             (27.2%)
Financial derivative contracts                      0.0            3,669.4            3,669.4                0.0%
Other borrowings                               61,754.9          109,793.4           48,038.5               77.8%
Total liabilities                           3,241,914.4        3,110,784.9         (131,129.5)              (4.0%)
Shareholders' equity                          414,551.7          424,790.8           10,239.1                2.5%
Total liabilities and shareholders'
 equity                                     3,656,466.1        3,535,575.7         (120,890.4)              (3.3%)

www.corpbanca.cl                 Huerfanos 1072, Santiago, Chile               9
                                     Phone: 56 (2) 687 8000

                                                    [GRAPHIC OMITTED] CORP BANCA

--------------------------------------------------------------------------------

CAUTION REGARDING FORWARD-LOOKING STATEMENTS

This press release contains forward-looking statements. Forward-looking information is often, but not always, identified by the use of words such as "anticipate", "believe", "expect", "plan", "intend", "forecast", "target", "project", "may", "will", "should", "could", "estimate", "predict" or similar words suggesting future outcomes or language suggesting an outlook. Forward-looking statements and information are based on current beliefs as well as assumptions made by and information currently available to Corp Banca concerning anticipated financial performance, business prospects, strategies and regulatory developments. Although management considers these assumptions to be reasonable based on information currently available to it, they may prove to be incorrect. By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and risks that predictions, forecasts, projections and other forward-looking statements will not be achieved. We caution readers not to place undue reliance on these statements as a number of important factors could cause the actual results to differ materially from the beliefs, plans, objectives, expectations and anticipations, estimates and intentions expressed in such forward-looking statements. Furthermore, the forward-looking statements contained in this press release are made as of the date of this press release and Corp Banca does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise. The forward-looking statements contained in this press release are expressly qualified by this cautionary statement.

--------------------------------------------------------------------------------

Contacts - CORP BANCA:

                                 Raul Rubel B.
                                 Investor Relations Officer
                                 (56 - 2) 660-2340
                                 raul.rubel@corpbanca.cl

                                 investorrelations@corpbanca.cl

INVESTOR RELATION / MEDIA

                                 Nicolas Bornozis
                                 President
                                 Capital Link, Inc. / New York
                                 (212) 661-7566
                                 nbornozis@capitallink.com

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                                     Phone: 56 (2) 687 8000